Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22544431

Date: 3 March 2004

ORK – Acceptance from the Corporate Assembly

Orkla's Corporate Assembly has today, Wednesday 3 March 2004, accepted the sale of Orkla AB's 40 % interest in Carlsberg Breweries AS to Carlsberg AS.
The agreement was accepted with 15 against 6 votes.

The agreement will be carried through 8 March 2004.

3/17

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22544431
Ellen W. Ronæss, Shareholder Service, Tel.: +47 22544430

Date: 9 March 2004

ORK – Trade subject to notification - option exercise

On 8 March 2004, in connection with its option programme, Orkla exercised 42,634 options, 20,666 of which were exercised at a strike price of 157 and 21,968 at a strike price of 160.

After exercise of options, Orkla's holding of Orkla shares is reduced to 7,639,220. A total of 2,114,537 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.